Back **2014-09-18, 15:19:51, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: MacKenzie.S **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2533854		
Security designation	Common Shares		
Opening balance of securities held	5000		
Date of transaction	2014-09-18		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	3000		
Unit price or exercise price	7.0100	Currency	Canadian Dollar
Closing balance of securities held	8000	Insider's calculated balance	
Filing date/time	2014-09-18 15:19:22		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities